Exhibit 99.2
For Immediate Release
July 26, 2011
SAP Reports 35% Growth in Software Revenue at Constant Currencies and 20% Growth in Non-IFRS Software and Software-Related Service Revenue at Constant Currencies for the Second Quarter
•	6th Consecutive Quarter of Double-Digit Growth in Non-IFRS Software and Software Related Service Revenue

•	Second Quarter Non-IFRS Operating Profit Increased 26% at Constant Currencies Resulting in a 1.5 Percentage Point Increase in Non-IFRS Operating Margin at Constant Currencies

•	Second Quarter Non-IFRS Earnings Per Share Increased 26%
WALLDORF, Germany — July 26, 2011 — SAP AG (NYSE: SAP) today announced its financial results for the second quarter ended June 30, 2011.
“We are pleased to report another strong quarter,” said Werner Brandt, CFO of SAP AG. “The strong customer demand for our industry leading innovations positions us well to achieve our goal of at least €20 billion in total annual revenue and a 35% operating margin by the middle of the decade, as well as for the long term.”
“The team delivered another outstanding quarter as customers in all regions and across every industry embrace the power of SAP’s strategy,” said Bill McDermott, co-CEO of SAP AG. “Our innovations such as SAP HANA along with our mobility and business analytics solutions are fueling our pipeline as customers want to grow their business and solve their most pressing industry-specific challenges. Our consistent results and ever-expanding ecosystem demonstrate that SAP is the better choice for customers of all sizes.”
“We are witnessing a structural change in the IT market — customers are shifting more of their investments toward software as it continues to become a larger and more important component of the overall technology stack. As a result, we are seeing strong demand from customers,” said Jim Hagemann Snabe, Co-CEO of SAP. “We focused our strategy on innovation at the right time and are now reshaping the industry with our mobility, in-memory and cloud solutions. Innovation is driving growth again at SAP.”

SAP Reports Second Quarter 2011 Results	Page 2
FINANCIAL HIGHLIGHTS — Second Quarter 2011

	Second Quarter 20111)
	IFRS			Non-IFRS2)
							% change
€ million, unless			%			%	const.
otherwise stated	Q2 2011	Q2 2010	change	Q2 2011	Q2 2010	change	curr.3)
Software revenue	802	637	26%	802	637	26%	35%
Support revenue	1,681	1,526	10%	1,689	1,526	11%	15%
Software and software-related service revenue	2,579	2,258	14%	2,587	2,258	15%	20%
Total revenue	3,300	2,894	14%	3,308	2,894	14%	20%
Total operating expenses	-2,443	-2,120	15%	-2,289	-2,040	12%	17%
Operating profit	857	774	11%	1,019	854	19%	26%
Operating margin (%)	26.0	26.7	-0.7pp	30.8	29.5	1.3pp	1.5pp
Profit after tax	588	491	20%	703	562	25%
Basic earnings per share (€)	0.49	0.41	20%	0.59	0.47	26%
Number of employees (FTE)	54,043	48,021	13%	na	na	na	na

1)	All figures are unaudited.

2)	Adjustments in the revenue line items are for the support revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring and discontinued activities.

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Revenue — Second Quarter 2011
•	IFRS software revenue was €802 million (2010: €637 million), an increase of 26% (35% at constant currencies).

•	IFRS software and software-related service revenue was €2.58 billion (2010: €2.26 billion), an increase of 14%. Non-IFRS software and software-related service revenue was €2.59 billion (2010: €2.26 billion), an increase of 15% (20% at constant currencies).

•	IFRS total revenue was €3.30 billion (2010: €2.89 billion), an increase of 14%. Non-IFRS total revenue was €3.31 billion (2010: €2.89 billion), an increase of 14% (20% at constant currencies).
Second quarter 2011 non-IFRS software and software-related service revenue and total revenue exclude a deferred support revenue write-down from acquisitions of €8 million.
Profit — Second Quarter 2011
•	IFRS operating profit was €857 million (2010: €774 million), an increase of 11%. Non-IFRS operating profit was €1.02 billion (2010: €854 million), an increase of 19% (26% at constant currencies).

SAP Reports Second Quarter 2011 Results	Page 3
•	IFRS operating margin was 26.0% (2010: 26.7%), a decrease of 0.7 percentage points. Non-IFRS operating margin was 30.8% (2010: 29.5%), or 31.0% at constant currencies, an increase of 1.3 percentage points (1.5 percentage points at constant currencies).

•	IFRS profit after tax was €588 million (2010: €491 million), an increase of 20%. Non-IFRS profit after tax was €703 million (2010: €562 million), an increase of 25%. IFRS basic earnings per share was €0.49 (2010: €0.41), an increase of 20%. Non-IFRS basic earnings per share was €0.59 (2010: €0.47), an increase of 26%. The IFRS effective tax rate in the second quarter of 2011 was 26.9% (2010: 27.4%). The non-IFRS effective tax rate in the second quarter of 2011 was 27.2% (2010: 26.7%).
Second quarter 2011 non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €8 million, acquisition-related charges of €111 million, expenses from discontinued activities of €10 million, share-based compensation expenses of €32 million and restructuring expenses of €1 million (2010: €0 million, €65 million, €2 million, €12 million and €1 million). Second quarter 2011 non-IFRS profit after tax and non-IFRS basic earnings per share exclude a deferred support revenue write-down from acquisitions of €5 million, acquisition-related charges of €75 million, expenses from discontinued activities of €10 million, share-based compensation expenses of €24 million and restructuring expenses of €1 million (2010: €0 million, €49 million, €12 million, €9 million and €1 million ) net of tax.
FINANCIAL HIGHLIGHTS — Six Months 2011

	First Half 20111)
	IFRS			Non-IFRS2)
							% change
€ million, unless			%			%	const.
otherwise stated	1H 2011	1H 2010	change	1H 2011	1H 2010	change	curr.3)
Software revenue	1,385	1,101	26%	1,385	1,101	26%	31%
Support revenue	3,336	2,920	14%	3,361	2,920	15%	16%
Software and software-related service revenue	4,906	4,205	17%	4,931	4,205	17%	19%
Total revenue	6,324	5,403	17%	6,349	5,403	18%	19%
Total operating expenses	-4,870	-4,072	20%	-4,551	-3,933	16%	17%
Operating profit	1,454	1,331	9%	1,798	1,470	22%	24%
Operating margin (%)	23.0	24.6	-1.6pp	28.3	27.2	1.1pp	1.2pp
Profit after tax	991	878	13%	1,231	1,000	23%
Basic earnings per share (€)	0.83	0.74	12%	1.04	0.84	24%
Number of employees (FTE)	54,043	48,021	13%	na	na	na	na

1)	All figures are unaudited.

2)	Adjustments in the revenue line items are for the support revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring and discontinued activities.

3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

SAP Reports Second Quarter 2011 Results	Page 4
Revenue — Six Months 2011
•	IFRS software revenue was €1.39 billion (2010: €1.10 billion), an increase of 26% (31% at constant currencies).

•	IFRS software and software-related service revenue was €4.91 billion (2010: €4.21 billion), an increase of 17%. Non-IFRS software and software-related service revenue was €4.93 billion (2010: €4.21 billion), an increase of 17% (19% at constant currencies).

•	IFRS total revenue was €6.32 billion (2010: €5.40 billion), an increase of 17%. Non-IFRS total revenue was €6.35 billion (2010: €5.40 billion), an increase of 18% (19% at constant currencies).
First- half 2011 Non-IFRS software and software-related service revenue as well as total revenue exclude a deferred support revenue write-down from acquisitions of €25 million (2010: €0 million).
Profit — Six Months 2011
•	IFRS operating profit was €1.45 billion (2010: €1.33 billion), an increase of 9%. Non-IFRS operating profit was €1.80 billion (2010: €1.47 billion), an increase of 22% (24% at constant currencies).

•	IFRS operating margin was 23.0% (2010: 24.6%), a decrease of 1.6 percentage points. Non-IFRS operating margin was 28.3% (2010: 27.2%), or 28.4% at constant currencies, an increase of 1.1 percentage points (1.2 percentage points at constant currencies).

•	IFRS profit after tax was €991 million (2010: €878 million), an increase of 13%. Non-IFRS profit after tax was €1.23 billion (2010: €1.00 billion), an increase of 23%. IFRS basic earnings per share was €0.83 (2010: €0.74), an increase of 12%. Non-IFRS basic earnings per share was €1.04 (2010: €0.84), an increase of 24%.
First-half 2011 non-IFRS operating profit excludes a deferred support revenue write-down from acquisitions of €25 million, acquisition-related charges of €222 million, expenses from discontinued activities of €12 million, share-based compensation expenses of €84 million and restructuring expenses of €1 million (2010: €0 million, €119 million, €2 million, €17 million and €1 million). First-half 2011 non-IFRS profit after tax and non-IFRS basic earnings per share exclude a deferred support revenue write-down from acquisitions of €16 million, acquisition-related charges of €150 million, expenses from discontinued activities of €12 million, share-based compensation expenses of €61 million and restructuring expenses of €1 million (2010: €0 million, €90 million, €18 million, €13 million and €1 million) net of tax.
Cash Flow — Six Months 2011
Operating cash flow was €2.27 billion (2010: €1.28 billion), an increase of 77%. Free cash flow was €2.02 billion (2010: €1.16 billion), an increase of 75%. Free cash flow was 32% of total revenue (2010: 21%). At June 30, 2011, SAP had a total group liquidity of €4.40 billion

SAP Reports Second Quarter 2011 Results	Page 5
(December 31, 2010: €3.53 billion), which includes cash and cash equivalents and short term investments. Net liquidity at June 30, 2011 was €531 million compared to — €850 at December 31, 2010. This is mainly due the positive development of the operating cash flow in the first six months of 2011.
Business Outlook
The Company is providing the following outlook for the full-year 2011, which has changed from the previous outlook provided on April 28, 2011. The Company has refined the outlook for Non-IFRS software and software-related service revenue at constant currencies and non-IFRS operating profit at constant currencies.
•	The Company reaffirmed that it expects full-year 2011 non-IFRS software and software-related service revenue to increase in a range of 10% — 14% at constant currencies (2010: €9.87 billion), but the Company now expects to reach the high end of the range.

•	The Company reaffirmed that it expects full-year 2011 non-IFRS operating profit to be in a range of €4.45 billion — €4.65 billion at constant currencies (2010: €4.01 billion), but the Company now expects to reach the high end of the range, resulting in 2011 non-IFRS operating margin increasing in a range of 0.5 — 1.0 percentage points at constant currencies (2010: 32.0%).

•	The Company reaffirmed for the full-year 2011 that it projects an IFRS effective tax rate of 27.0% — 28.0% (2010: 22.5%) and a non-IFRS effective tax rate of 27.5% — 28.5% (2010: 27.3%).
Major Customer Wins
In the second quarter of 2011, SAP closed the following major contracts.
EMEA
Nycomed Danmark ApS, GK ALMI, Fressnapf Tiernahrungs GmbH, Boehringer Ingelheim Pharma GmbH & Co. KG, ZF Friedrichshafen AG, Rieter Machine Works Ltd.
Americas
Servicios Liverpool, S.A. de C.V., Hydro One Networks Inc., Medtronic, Inc., Molex Incorporated, Johns Hopkins, Southwest Airlines Company.
Asia Pacific/Japan
Fortescue Metals Group Ltd, China National Biotec Group, Krishak Bharati Cooperative Limited, Centre For Railway Information Systems (CRIS), Hyundai Logiem Co., Ltd , Central Pattana Public Co., Ltd.

SAP Reports Second Quarter 2011 Results	Page 6
SAP Business ByDesign
Treveri Basketball AG, Ströhmann Steinkult GmbH, Bruno Söhnle GmbH, Agilita, College of Management and Technology, JBM Shelters, Aerospace Engineers, Channel Tech, RTC Industries.
Q2 2011 Interim Report
SAP’s Q2 2011 Interim Report was published today and is available at www.sap.com/investor for download. The interim report includes an update on SAP’s sustainability performance.
Webcast
SAP senior management will host a conference call Wednesday, July 27th at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.
About SAP
As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device — SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 172,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
© 2011 SAP AG. All rights reserved.
SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, StreamWork, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries.
Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company.Sybase and Adaptive Server, iAnywhere, Sybase 365, SQL Anywhere, and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase, Inc. Sybase is an SAP company.
All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
These materials are subject to change without notice. These materials are provided by SAP AG and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.
Note to editors:
To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

SAP Reports Second Quarter 2011 Results	Page 8
For customers interested in learning more about SAP products:
Global Customer Center: +49 180 534-34-24
United States Only: 1 (800) 872-1SAP (1-800-872-1727)
For more information, press only:
Christoph Liedtke +49 (6227) 7-50383 christoph.liedtke@sap.com, CET
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Lynn Ong +65 6768 6439 lynn.ong@sap.com, SGT (GMT +8)
For more information, financial community only:
Stefan Gruber +49 (6227) 7-44872 investor@sap.com, CET
Marty Cohen +1 (212) 653-9619 mailto:investor@sap.com, ET
Follow SAP Investor Relations on Twitter at @sapinvestor.
Appendix — Financial Information to Follow

FINANCIAL INFORMATION
FOR THE SECOND QUARTER 2011
(Condensed and Unaudited)

Page
Financial Statements (IFRS)
Income Statements — Quarter	F1
Income Statements — Six Months	F2
Statements of Financial Position	F3
Statements of Cash Flows	F4

Supplementary Financial Information
Reconciliations from Non-IFRS Numbers to IFRS Numbers	F5 to F6
Revenue by Region	F7 to F8

Financial Statements (IFRS)
CONSOLIDATED INCOME STATEMENTS
for the three months ended June 30

€ millions, unless otherwise stated	2011	2010	Change in %
Software revenue	802	637	26
Support revenue	1,681	1,526	10
Subscription and other software-related service revenue	96	95	1
Software and software-related service revenue	2,579	2,258	14
Consulting revenue	579	528	10
Other service revenue	142	108	31
Professional services and other service revenue	721	636	13
Total revenue	3,300	2,894	14
Cost of software and software-related services	-495	-413	20
Cost of professional services and other services	-558	-497	12
Research and development	-468	-397	18
Sales and marketing	-743	-658	13
General and administration	-170	-156	9
Restructuring	-1	-1	0
TomorrowNow litigation	-10	-2	> 100
Other operating income/expense, net	2	4	-50
Total operating expenses	-2,443	-2,120	15
Operating profit	857	774	11
Other non-operating income/expense, net	-35	-86	- 59
Finance income	20	12	67
Finance costs	-38	-24	58
Financial income, net	-18	-12	50
Profit before tax	804	676	19
Income tax expense	-216	-185	17
Profit after tax	588	491	20
— Profit attributable to non-controlling interests	1	0	N/A
— Profit attributable to owners of parent	587	491	20
Earnings per share, basic in €*	0.49	0.41	20
Earnings per share, diluted in €*	0.49	0.41	20

*	For the three months ended June 30, 2011 and 2010 the weighted average number of shares were 1,189 million (Diluted: 1,189 million) and 1,188 million (Diluted: 1,189 million), respectively (treasury stock excluded).

F1

CONSOLIDATED INCOME STATEMENTS
for the six months ended June 30

€ millions, unless otherwise stated	2011	2010	Change in %
Software revenue	1,385	1,101	26
Support revenue	3,336	2,920	14
Subscription and other software-related service revenue	185	184	1
Software and software-related service revenue	4,906	4,205	17
Consulting revenue	1,148	1,007	14
Other service revenue	270	191	41
Professional services and other service revenue	1,418	1,198	18
Total revenue	6,324	5,403	17
Cost of software and software-related services	-990	-812	22
Cost of professional services and other services	-1,134	-948	20
Research and development	-966	-790	22
Sales and marketing	-1,420	-1,215	17
General and administration	-347	-304	14
Restructuring	-1	-1	0
TomorrowNow litigation	-12	-2	> 100
Other operating income/expense, net	0	0	0
Total operating expenses	-4,870	-4,072	20
Operating profit	1,454	1,331	9
Other non-operating income/expense, net	-34	- 122	-72
Finance income	49	27	81
Finance costs	-81	- 39	> 100
Financial income, net	-32	-12	> 100
Profit before tax	1,388	1,197	16
Income tax expense	-397	-319	24
Profit after tax	991	878	13
— Profit attributable to non-controlling interests	1	1	0
— Profit attributable to owners of parent	990	877	13
Earnings per share, basic in €*	0.83	0.74	12
Earnings per share, diluted in €*	0.83	0.74	12

*	For the six months ended June 30, 2011 and 2010 the weighted average number of shares were 1,188 million (Diluted: 1,189 million) and 1,188 million (Diluted: 1,189 million), respectively (treasury stock excluded).

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
as at June 30, 2011 and December 31, 2010

€ millions	2011	2010
Cash and cash equivalents	3,842	3,518
Other financial assets	721	158
Trade and other receivables	2,738	3,099
Other non-financial assets	250	181
Tax assets	129	187
Total current assets	7,680	7,143
Goodwill	8,213	8,428
Intangible assets	2,107	2,376
Property, plant, and equipment	1,463	1,449
Other financial assets	480	475
Trade and other receivables	78	78
Other non-financial assets	36	31
Tax assets	125	122
Deferred tax assets	714	737
Total non-current assets	13,216	13,696
Total assets	20,896	20,839

€ millions	2011	2010
Trade and other payables	783	923
Tax liabilities	108	164
Financial liabilities	136	142
Other non-financial liabilities	1,113	1,726
Provision TomorrowNow litigation	929	997
Other provisions	358	290
Provisions	1,287	1,287
Deferred income	2,161	911
Total current liabilities	5,588	5,153
Trade and other payables	37	30
Tax liabilities	418	369
Financial liabilities	3,945	4,449
Other non-financial liabilities	90	85
Provisions	244	292
Deferred tax liabilities	513	574
Deferred income	64	63
Total non-current liabilities	5,311	5,862
Total liabilities	10,899	11,015
Issued capital	1,228	1,227
Share premium	394	337
Retained earnings	10,033	9,767
Other components of equity	-294	-142
Treasury shares	-1,374	-1,382
Equity attributable to owners of parent	9,987	9,807
Non-controlling interests	10	17
Total equity	9,997	9,824
Equity and liabilities	20,896	20,839

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30

€ millions	2011	2010
Profit after tax	991	878
Adjustments to reconcile profit after taxes to net cash provided by operating
Depreciation and amortization	357	225
Income tax expense	396	319
Finance income and finance costs, net	32	12
Gains/losses on disposals of non-current assets	2	1
Decrease/increase in sales and bad debt allowances on trade receivables	8	6
Other adjustments for non-cash items	8	18
Decrease/increase in trade receivables	241	31
Decrease/increase in other assets	-73	-197
Decrease/increase in trade payables, provisions and other liabilities	-646	-675
Decrease/increase in deferred income	1,353	1,108
Cashflows due to TomorrowNow litigation	-3	3
Interest paid	-77	-28
Interest received	37	19
Income taxes paid, net of refunds	-356	-438
Net cash flows from operating activities	2,270	1,282
Purchase of intangible assets and property, plant, equipment and business combinations	-248	-125
Proceeds from sales of intangible assets or property, plant, and equipment	18	17
Purchase of equity or debt instruments of other entities	-730	-651
Proceeds from sales of equity or debt instruments of other entities	186	689
Net cash flows from investing activities	-774	-70
Purchase of non-controlling interests	-21	0
Dividends paid	-713	-594
Purchase of treasury shares	-158	-120
Proceeds from reissuance of treasury shares	157	85
Proceeds from issuing shares (share-based compensation)	34	21
Proceeds from borrowings	519	1,063
Repayments of borrowings	-1,005	-6
Purchase of equity-based derivative instruments	-1	-14
Proceeds from exercise of equity-based derivative financial instruments	0	4
Net cash flows from financing activities	-1,188	439
Effect of foreign exchange rates on cash and cash equivalents	16	70
Net decrease/increase in cash and cash equivalents	324	1,721
Cash and cash equivalents at the beginning of the period	3,518	1,884
Cash and cash equivalents at the end of the period	3,842	3,605

F4

Supplementary Financial Information
RECONCILIATIONS FROM NON-IFRS NUMBERS TO IFRS NUMBERS
(Unaudited)
The following table presents a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	2011					2010			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	802	0	802	58	860	637	0	637	26	26	35
Support revenue	1,681	8	1,689	64	1,753	1,526	0	1,526	10	11	15
Subscription and other software-related service revenue	96	0	96	2	98	95	0	95	1	1	3
Software and software-related service revenue	2,579	8	2,587	124	2,711	2,258	0	2,258	14	15	20
Consulting revenue	579	0	579	28	607	528	0	528	10	10	15
Other service revenue	142	0	142	6	148	108	0	108	31	31	37
Professional services and other service revenue	721	0	721	35	756	636	0	636	13	13	19
Total revenue	3,300	8	3,308	158	3,466	2,894	0	2,894	14	14	20

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-495	69	-426			-413	38	-375	20	14
Cost of professional services and other services	-558	11	-547			-497	2	-495	12	11
Research and development	-468	18	-450			-397	8	-389	18	16
Sales and marketing	-743	39	-704			-658	18	-640	13	10
General and administration	-170	6	-164			-156	10	-146	9	12
Restructuring	-1	1	0			-1	1	0	0	0
TomorrowNow litigation	-10	10	0			-2	2	0	>100	0
Other operating income/expense, net	2	0	2			4	0	4	-50	-50
Total operating expenses	-2,443	154	-2,289	-102	-2,391	-2,120	80	-2,040	15	12	17

Non-IFRS Profit Numbers
Operating profit	857	162	1,019	56	1,075	774	80	854	11	19	26
Other non-operating income/expense, net	-35	0	-35			-86	11	-75	-59	-53
Finance income	20	0	20			12	0	12	67	67
Finance costs	-38	0	-38			-24	0	-24	58	58
Finance income, net	-18	0	-18			-12	0	-12	50	50
Profit before tax	804	162	966			676	91	767	19	26
Income tax expense	-216	-47	-263			-185	-20	-205	17	28
Profit after tax	588	115	703			491	71	562	20	25
Profit attributable to non-controlling interests	1	0	1			0	0	0	N/A	N/A
Profit attributable to owners of parent	587	115	702			491	71	562	20	25
Non-IFRS Key Ratios
Operating margin in %	26.0		30.8		31.0	26.7		29.5	-0.7 pp	1.3 pp	1.5 pp
Effective tax rate in %	26.9		27.2			27.4		26.7	-0.5 pp	0.5 pp
Earnings per share, basic in €	0.49		0.59			0.41		0.47	20	26

F5

	Six months ended June 30
	2011					2010			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	1,385	0	1,385	52	1,437	1,101	0	1,101	26	26	31
Support revenue	3,336	25	3,361	14	3,375	2,920	0	2,920	14	15	16
Subscription and other software-related service revenue	185	0	185	-1	184	184	0	184	1	1	0
Software and software-related service revenue	4,906	25	4,931	66	4,997	4,205	0	4,205	17	17	19
Consulting revenue	1,148	0	1,148	15	1,163	1,007	0	1,007	14	14	15
Other service revenue	270	0	270	2	272	191	0	191	41	41	42
Professional services and other service revenue	1,418	0	1,418	18	1,436	1,198	0	1,198	18	18	20
Total revenue	6,324	25	6,349	84	6,433	5,403	0	5,403	17	18	19

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-990	146	-844			-812	79	-733	22	15
Cost of professional services and other services	-1,134	24	-1,110			-948	3	-945	20	17
Research and development	-966	41	-925			-790	11	-779	22	19
Sales and marketing	-1,420	77	-1,343			-1,215	31	-1,184	17	13
General and administration	-347	18	-329			-304	13	-291	14	13
Restructuring	-1	1	0			-1	1	0	0	0
TomorrowNow litigation	-12	12	0			-2	2	0	> 100	0
Other operating income/expense, net	0	0	0			0	0	0	0	0
Total operating expenses	-4,870	319	-4,551	-56	-4,607	-4,072	139	-3,933	20	16	17

Non-IFRS Profit Numbers
Operating profit	1,454	344	1,798	28	1,826	1,331	139	1,470	9	22	24
Other non-operating income/expense, net	-34	0	-34			-122	17	-105	-72	-68
Finance income	49	0	49			27	0	27	81	81
Finance costs	-81	0	-81			-39	0	-39	> 100	> 100
Finance income, net	-32	0	-32			-12	0	-12	> 100	> 100
Profit before tax	1,388	344	1,732			1,197	157	1,354	16	28
Income tax expense	-397	-104	-501			-319	-35	-354	24	42
Profit after tax	991	240	1,231			878	122	1,000	13	23
Profit attributable to non-controlling interests	1	0	1			1	0	1	0	0
Profit attributable to owners of parent	990	240	1,230			877	122	999	13	23
Non-IFRS Key Ratios
Operating margin in %	23.0		28.3		28.4	24.6		27.2	-1.6 pp	1.1 pp	1.2 pp
Effective tax rate in %	28.6		28.9			26.6		26.1	2.0 pp	2.8 pp
Earnings per share, basic in €	0.83		1.04			0.74		0.84	12	24

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Differences may exist due to rounding.

F6

REVENUE BY REGION
(Unaudited)
The following table presents our IFRS and non-IFRS revenue by region based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	2011					2010			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Software revenue by region
EMEA	322	0	322	5	327	241	0	241	34	34	36
Americas	318	0	318	45	363	269	0	269	18	18	35
Asia Pacific Japan	163	0	163	8	171	127	0	127	28	28	35

Software revenue	802	0	802	58	860	637	0	637	26	26	35

Software and software-related service revenue by region
Germany	397	0	397	0	397	360	0	360	10	10	10
Rest of EMEA	852	2	854	3	857	718	0	718	19	19	19
Total EMEA	1,249	2	1,251	3	1,254	1,078	0	1,078	16	16	16
United States	675	4	679	96	775	616	0	616	10	10	26
Rest of Americas	230	1	231	12	243	207	0	207	11	12	17
Total Americas	904	5	909	109	1,018	822	0	822	10	11	24
Japan	137	0	137	2	139	111	0	111	23	23	25
Rest of Asia Pacific Japan	289	0	289	11	300	247	0	247	17	17	21
Total Asia Pacific Japan	426	1	427	12	439	358	0	358	19	19	23

Software and software-related service revenue	2,579	8	2,587	124	2,711	2,258	0	2,258	14	15	20

Total revenue by region
Germany	554	0	554	0	554	506	0	506	9	9	9
Rest of EMEA	1,060	2	1,062	4	1,066	884	0	884	20	20	21
Total EMEA	1,614	2	1,616	4	1,620	1,390	0	1,390	16	16	17
United States	884	4	888	124	1,012	802	0	802	10	11	26
Rest of Americas	304	1	305	16	321	275	0	275	11	11	17
Total Americas	1,187	5	1,192	141	1,333	1,077	0	1,077	10	11	24
Japan	153	0	153	2	155	125	0	125	22	22	24
Rest of Asia Pacific Japan	345	0	345	13	358	302	0	302	14	14	19
Total Asia Pacific Japan	498	1	499	14	513	427	0	427	17	17	20

Total revenue	3,300	8	3,308	158	3,466	2,894	0	2,894	14	14	20

F7

	Six months ended June 30
	2011					2010			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Software revenue by region
EMEA	573	0	573	2	575	459	0	459	25	25	25
Americas	548	0	548	46	594	440	0	440	25	25	35
Asia Pacific Japan	264	0	264	4	268	201	0	201	31	31	33

Software revenue	1,385	0	1,385	52	1,437	1,101	0	1,101	26	26	31

Software and software-related service revenue by region
Germany	728	0	728	0	728	671	0	671	8	8	8
Rest of EMEA	1,647	7	1,654	-16	1,638	1,409	0	1,409	17	17	16
Total EMEA	2,375	7	2,382	-16	2,366	2,079	0	2,079	14	15	14
United States	1,295	14	1,309	93	1,402	1,087	0	1,087	19	20	29
Rest of Americas	451	2	453	2	455	399	0	399	13	14	14
Total Americas	1,746	16	1,762	96	1,858	1,485	0	1,485	18	19	25
Japan	261	1	262	-11	251	208	0	208	25	26	21
Rest of Asia Pacific Japan	525	1	526	-4	522	432	0	432	22	22	21
Total Asia Pacific Japan	785	2	787	-14	773	641	0	641	22	23	21

Software and software-related service revenue	4,906	25	4,931	66	4,997	4,205	0	4,205	17	17	19

Total revenue by region
Germany	1,040	0	1,040	0	1,040	949	0	949	10	10	10
Rest of EMEA	2,057	7	2,064	-21	2,043	1,743	0	1,743	18	18	17
Total EMEA	3,097	7	3,104	-21	3,083	2,692	0	2,692	15	15	15
United States	1,703	14	1,717	120	1,837	1,422	0	1,422	20	21	29
Rest of Americas	596	2	598	2	600	522	0	522	14	15	15
Total Americas	2,299	16	2,315	122	2,437	1,944	0	1,944	18	19	25
Japan	292	1	293	-11	282	235	0	235	24	25	20
Rest of Asia Pacific Japan	636	1	637	-6	631	531	0	531	20	20	19
Total Asia Pacific Japan	929	2	931	-18	913	767	0	767	21	21	19

Total revenue	6,324	25	6,349	84	6,433	5,403	0	5,403	17	18	19

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
Differences may exist due to rounding.
For a more detailed description of these adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/about/investor/index.epx).

F8